Exhibit 22.1

List of each of the parent company’s subsidiaries that is a guarantor, issuer, or co-issuer of guaranteed securities registered or being registered that the parent company issues, co-issues, or guarantees.

Subsidiary	Jurisdiction
Kestrel Group Ltd
Maiden Holdings, Ltd.	Bermuda
Maiden Holdings North America, Ltd.	Delaware

Kestrel has (i) outstanding publicly-traded senior notes which were issued in 2016 ("2016 Senior Notes") by its now wholly owned subsidiary Maiden Holdings, Ltd. ("Maiden") and (ii) outstanding publicly-traded senior notes which were issued in 2013 ("2013 Senior Notes") by its now wholly owned subsidiary Maiden Holdings North America, Ltd. ("Maiden NA") and are subject to a guarantee by Maiden. These are collectively referred to as the Company's outstanding senior notes ("Senior Notes"). The Senior Notes are unsecured and unsubordinated obligations of the Company.
On May 27, 2025 in connection with the Combination, (i) Maiden, as issuer, the Company, as guarantor, and Wilmington Trust, National Association, as trustee, entered into a second supplemental indenture to that certain indenture dated as of June 14, 2016, providing that the Company will fully and unconditionally guarantee Maiden’s 6.625% Senior Notes due 2046 and (ii) Maiden NA, as issuer, the Company, as guarantor, and Wilmington Trust Company, as trustee, entered into a fourth supplemental indenture to that certain indenture dated as of June 24, 2011, providing that the Company will fully and unconditionally guarantee Maiden NA’s 7.75% Senior Notes due 2043.